UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VYCOR MEDICAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

92921M104
(CUSIP Number)

Fountainhead Capital Management Limited
1 Portman House, Hue Street
St. Helier, Jersey, Channel Islands JE4 5RP
+44 (0)1534 630112

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 92921M104	13D

1.	NAMES OF REPORTING PERSONS Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 531,376,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 531,376,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,376,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.4%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

On December 29, 2009, Fountainhead Capital Management Limited entered into a Debenture Exchange Agreement with the Company whereby it exchanged $300,000 face amount of the Company’s Convertible Debentures held by Fountainhead for certain shares of the Company’s Series A Preferred Stock (“Preferred Stock”).  The Debenture Exchange Agreement was part of a restructuring transaction entered into by Fountainhead and the Company as of December 29, 2009 (the “Restructuring”), which is more fully described in the Company’s Form 8-K report filed with the U.S. Securities and Exchange Commission on January 6, 2010.  By its terms, the shares of Preferred Stock automatically converted into 531,376,500 shares of the Company’s Common Stock, par value $0.0001 on the effective date of the increase of the Company’s authorized Capital to 1,000,000,000 Common Shares, par value $0.0001.  The increase in the Company’s authorized capital became effective on January 11, 2010, and as a result thereof, Fountainhead’s shares of Preferred Stock were automatically converted into 531,376,500 on that date. Such shares comprise 85.4% of the Company’s issued and outstanding shares of common stock.

This Schedule 13D is being filed by Fountainhead Capital Management Limited to disclose its ownership of 85.4% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Vycor Medical, Inc., a Delaware corporation which has its principal offices at 90 Orville Dr., Suite 100, Bohemia, NY 11716 (the “Company”). This statement relates to the Company’s common stock, $0.0001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey, C.I. corporation, which has its principal offices at Portman House, Hue Street, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were issued on the automatic conversion by the Reporting Person of its shares of Series A Preferred stock of the Company for 531,376,500 shares of the Company’s Common Stock par value $0.0001 on January 11, 2010.  See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person acquired the 531,376,500 shares of the Company’s Common Stock in connection with the Restructuring, as more fully described in the Current Report on Form 8-K referenced in the Explanatory Note, above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 531,376,500 shares of the Company’s common stock, representing 85.4% of the outstanding shares of the Company’s common stock. In addition to the shares of Common Stock held by the reporting Person, the Reporting Person also holds certain of the Company’s Debentures which are more fully described in the above-referenced Company Current Report on Form 8-K.  Other than as described therein, the Reporting Person does not own any other securities of the Company. The number of shares of the Company’s outstanding common stock was reported to be 26,422,099 in the Company’s last report as filed with the Commission.

(b)	The Reporting Person has the sole power to vote and dispose of the 531,376,500 shares.

(c)
Except for the transactions described in the Explanatory Note above and as described in the Company’s Current Report on Form 8-K referenced above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, the Company Current Report on Form 8-K referenced above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2010

	By:	/s/ Gisele Le Miere
Name: Gisele Le Miere, Director

By:		/s/ Carole Dodge
Name: Carole Dodge, Director